Exhibit 99.6

May 15, 2000
FOR IMMEDIATE RELEASE

360networks FIRST QUARTER REVENUE INCREASES 76% EBITDA CLIMBS 96%

All amounts in US dollars

Vancouver - 360networks inc. today announced revenue for the quarter ended March 31, 2000 grew to $75.5 million, an increase of 76% over the $42.8 million from the first quarter of 1999.

First quarter EBITDA (earnings before interest, taxes, depreciation, amortization, interest, stock-based compensation and minority interest) reached $16.7 million, a 96% increase over the $8.5 million of EBITDA for the same quarter in 1999.

The net loss for the quarter was $44.7 million or 11 cents per share, including a non-cash charge of $47.7 million for stock-based compensation expense. Excluding stock-option expense, net earnings would have been $3 million.

"360networks had busy and productive quarter," said Greg Maffei, president and chief executive officer. "We sold our first broadband services, expanded our order book to $840 million, struck major agreements to expand into Europe, and agreed to acquire GlobeNet to expand our reach to South America."

The gross margin for the quarter was $28.9 million, 38% of revenue, compared with $10.7 million (25% of revenue) during the same period last year. The increase in gross margin was due to increased sales of fiber optic infrastructure along rail segments of the network, which generate higher margins by leveraging the company's patented railplow technology.

Sales, general and administrative expense before stock-based compensation was $12.2 million (16% of net revenue) compared with $2.2 million for the same quarter of 1999. The increase in costs was in line with expectations and is due to the planned expansion of the company's sales, engineering, network operations and information technology personnel.

"We were very pleased with our revenue growth and margin expansion," said Larry Olsen, vice-chairman and chief financial officer. "With the $1.5 billion proceeds from our recent IPO and high yield debt offerings, plus existing facilities and cash balances, we are fully funded to complete our announced plan to build a 56,000 mile network. In addition, we are completing documentation for a fully-underwritten $1 billion senior bank facility."

Network development highlights during the first quarter

-12,900 route miles have been completed in North America.


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-360networks lit 4,500 kilometers (2,800 miles) of its fiber optic network and is providing services between Seattle and Toronto, including Vancouver, Calgary, Winnipeg, Minneapolis, Chicago and Detroit. 9,200 kilometers (5,700 miles) of the network is now lit.

-360networks announced an agreement with Telewest to develop jointly a 1,500-kilometer (715-mile) fiber optic network linking Liverpool and London via two separate routes.

-360networks announced an agreement with Telia in January, which provides 360networks with fiber optic facilities spanning a distance of 6,400 kilometers (4,000 miles) in the United Kingdom, France, Germany, Holland, Sweden, Norway and Denmark, connecting 11 major European cities.

-The company announced an agreement with Carrier1 GmbH to purchase capacity on networks in Europe, enabling 360networks to meet its wholesale network needs between London and 18 major European cities on Carrier1's pan-European fiber optic network.

-360networks reached an agreement in March with KPNQwest to purchase 7,300 kilometers (4,500 miles) of fiber infrastructure on networks linking 19 cities in central and southern Europe, including Milan, Zurich and Madrid.

-Capital expenditures totaled $168 million during the first quarter, including $90 million related to the company's transatlantic network.

Other key highlights

-Greg Maffei and other key executives joined 360networks.

-Claude Mongeau, chief financial officer of CN, joined the board of directors.

-360networks announced its first major bandwidth sale (an OC-48 channel between Vancouver and Chicago) to PSINet, and has begun providing services to the Internet service provider.

-The company announced its first major transatlantic bandwidth sale to KPNQwest.

-The company changed its name from Worldwide Fiber to 360networks.

-360networks also announced in March the intention to purchase GlobeNet, which is currently building a 22,500-kilometer undersea network linking the United States, Bermuda, Brazil and Venezuela.

-The company established an Advisory Board, made up of business and technology leaders: Michael Dell, chairman and chief executive officer of Dell Computer Corporation; Terry Matthews, chairman and


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chief executive officer of Newbridge Networks; Rupert Murdoch, chairman and chief executive officer of News Corporation; Dr. Nathan Myhrvold, former chief technology officer of Microsoft; Anthony Naughtin, chief executive officer of InterNAP Network Services Corporation; and Denis O'Brien, Jr., chairman of Esat Telecom Group plc.

-360networks announced it would provide $170 million of high-speed bandwidth network services and dark fiber infrastructure to Shaw Communications. In addition, Shaw made an equity investment of $100 million in 360networks.

-Other strategic investors in the company include MSD Capital (Michael Dell's investment company), News Corporation, Comcast, Kleiner Perkins Caufield & Byers, Oak Investment, CN and Group Telecom.

About 360networks
360networks (formerly Worldwide Fiber) offers broadband network and co-location services to telecommunications companies, Internet service providers, application service providers and data-centric enterprises. 360networks is completing a technologically advanced 90,800-kilometer (56,300 mile) network linking 90 major cities, including a fiber optic terrestrial network in North America and Europe, and undersea cables linking North America, South America and Europe. 360networks and its predecessors have been developing communications networks since 1988.

360networks shares trade on the NASDAQ under the stock symbol TSIX and on the Toronto Stock Exchange as TSX. More information about the company is available at www.360.net.

360networks will host a conference call to discuss these results at 11 a.m. Eastern Time on May 15. You can listen to the call in the Investors section of our Web site at www.360.net.

Investor Relations
Nancy Bacchieri
nancy.bacchieri@360.net

Media
Michelle Gagne
michelle.gagne@360.net

Forward looking statements: This document may contain statements about expected future events and financial results that are forward looking in nature, and, as a result, are subject to certain risks and uncertainties. Actual results may differ materially from those projected by management. For such statements, we claim the safe harbor for "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.


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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       360NETWORKS INC.


                                       By:        /s/ Catherine McEachern
                                            ----------------------------------
                                              Name:  Catherine McEachern
                                              Title:  Vice President

DATE:  May 16, 2000